Exhibit 99.1

Exhibit 99.1 Itaú Corpbanca Announces Second Quarter 2021 Management Discussion & Analysis Report SANTIAGO, Chile, July 30, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the second quarter ended June 30, 2021. For the full MD&A Report, please refer to the following link: https://ir.itau.cl/files/doc_financials/2021/q2/Itaú-CorpBanca-2Q21-MD-A.pdf On Monday, August 2, 2021, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Participant registration: http://www.directeventreg.com/registration/event/1980768 Phone registration: +1 (800) 585-8367 or +1 (416) 621-4642 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 1980768#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/3190605/DC0B3B48B840850B2484628E038A56F3 Webcast will be available on-demand via the same address as the live event afterwards. About Itaú Corpbanca ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters. The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process. As of May 31, 2021, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 9.8% market share. As the same date, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and tenth in terms of total deposits, as reported under local regulatory and accounting principles. As of April 30, 2020, its market share by loans reached 4.0%. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Management Discussion & Analysis 2Q21 ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

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CONTENTS Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary 17 Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 41 Managerial results - Breakdown for Colombia 31 Balance Sheet 47 Risk and Capital Management 49 Additional Information Complete Financial Statements Access here 54 Report of Independent Auditors

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Management Discussion & Analysis Management Discussion & Analysis

6 This report is based on Itaú Corpbanca reviewed financial statements for 2Q21, 1Q21 and 2Q20 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of June 30, 2021 of Ch$731.91 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report for the three months ended June 30, 2021 and 2020, for the three months ended March 31, 2021 and as of for the six-month periods ended June 30, 2021 and 2020 have been rounded for ease of presentation Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidat- ed financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our managerial model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended June 30, 2021 and 2020, for the three months ended March 31, 2021 and as of June 30, 2021 and 2020.

	In Ch$ million (except where indicated), end of period	2Q21	1Q21	2Q20	6M21	6M20
Results	Recurring Net Income	70,773	95,128	20,968	165,901	54,765
	Operating Revenues [1]	255,966	316,310	278,947	572,276	538,895
	Managerial Financial Margin	214,459	276,761	240,027	491,221	455,615
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.8%	1.1%	0.2%	1.0%	0.3%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	16.0%	21.5%	4.3%	18.7%	5.6%
	Recurring Return on Avg. assets (RoAA) [2]	0.8%	1.1%	0.2%	1.0%	0.3%
	Recurring Return on Avg. equity (RoAE) [2,5]	12.2%	16.4%	2.7%	14.3%	3.4%
	Risk Index (Loan loss allowances / Total loans)	3.3%	4.0%	3.4%	3.3%	3.4%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.6%	2.5%	2.4%	2.6%	2.4%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.3%	2.3%	2.0%	2.3%	2.0%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.9%	3.6%	4.0%	3.9%	4.0%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	127.0%	159.1%	141.4%	127.0%	141.4%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	58.4%	49.8%	56.8%	53.7%	58.2%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	68.6%	62.1%	90.0%	65.0%	89.5%
Balance Sheet	Total Assets	34,402,380	33,614,855	38,969,389		
	Gross Total Credit Portfolio	22,872,905	22,716,573	24,288,823		
	Total Deposits	16,820,482	16,655,391	18,235,232		
	Loan Portfolio / Total Deposits	135.98%	136.39%	133.20%		
	Shareholders Equity	2,297,933	2,320,111	2,530,802		
	Tangible Equity [4]	1,750,136	1,768,349	1,966,960		
Other	Headcount [7]	8,200	8,316	8,878		
	Chile	5,187	5,249	5,581		
	Colombia	3,013	3,067	3,297		
	Branches [8]	297	300	317		
	Chile	189	191	190		
	Colombia	108	109	127		
	ATM – Automated Teller Machines	525	531	550		
	Chile	402	406	408		
	Colombia	123	125	142		

Notes: **(1)** Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		2Q21	1Q21	2Q20	6M21	6M20
Highlights	Total Outstanding shares (Thousands)	512,406.76	512,406.76	512,406.76	512,406.76	512,406.76
	Book Value per share (Ch$)	4.485	4.528	4.939	4.485	4.939
	Diluted Recurring Earnings per share (Ch$)	0.138	0.186	0.041	0.324	0.107
	Accounting Diluted Earnings per share (Ch$)	0.132	0.176	-1.463	0.308	-1.410
	Diluted Recurring Earnings per ADR (US$)	0.283	0.387	0.075	0.664	0.195
	Accounting Diluted Earnings per ADR (US$)	0.271	0.367	-2.670	0.632	-2.573
	Dividend (Ch$ million)	n.a.	n.a.	n.a.	n.a.	127,065
	Dividend per share (Ch$)	n.a.	n.a.	n.a.	n.a.	0.2480
	Gross Dividend per ADS (US$)	n.a.	n.a.	n.a.	n.a.	0.4316
	Market capitalization (Ch$ billion)	1,040.70	1,414.24	1,137.03	1,040.70	1,137.03
	Market capitalization (US$ billion)	1.4	2.0	1.4	1.4	1.4
	Solvency Ratio - BIS Ratio [9]	13.13%	13.24%	12.63%	13.13%	12.63%
	Shareholders' equity / Total assets	6.68%	6.90%	6.49%	6.68%	6.49%
	Shareholders' equity / Total liabilities	7.17%	7.43%	6.96%	7.17%	6.96%
Indicators	Ch$ exchange rate for US$1.0	731.91	720.19	821.83	731.91	821.83
	COP exchange rate for Ch$1.0	0.1949	0.1962	0.2182	0.1949	0.2182
	Monetary Policy Interest Rate - Chile [10]	0.5%	0.5%	0.5%	0.5%	0.5%
	Monetary Policy Interest Rate - Colombia [10]	1.8%	1.8%	2.8%	1.8%	2.8%
	Quarterly UF variation - Chile [11]	1.1%	1.1%	0.3%	2.2%	1.3%
	Quarterly CPI variation - Chile	0.7%	1.3%	-0.2%	2.0%	1.2%
	Quarterly CPI variation - Colombia	1.5%	1.6%	-0.5%	3.1%	1.1%

Notes: **(9)** BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

Itaú Corpbanca 8

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$70,773 million in the second quarter of 2021 from an accounting net income of Ch$67,671 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	2Q21	1Q21	2Q20	6M21	6M20
Net Income Attributable to Shareholders (Accounting)	**67,671**	**90,222**	**(749,546)**	**157,893**	**(722,416)**
Non-Recurring Events	**3,102**	**4,906**	**770,514**	**8,008**	**777,181**
(a) Transaction Costs	148	0	(6)	148	49
(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,424	803,196	10,848	813,499
(c) Provisions, impairment and accelerated depreciation	(3)	1,296	-	1,294	-
(d) Other Contingencies	1,738	-	-	1,738	(698)
Tax Effects	(4,204)	(1,814)	(32,676)	(6,019)	(35,669)
Recurring Net Income Attributable to Shareholders (Managerial)	**70,773**	**95,128**	**20,968**	**165,901**	**54,765**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction cost: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to a Remote First working model.

(d) Other Contingencies: Mainly due to provisions related to the systems consolidation process generated in the Itaú - Corpbanca integration.

Itaú Corpbanca 9

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service (*"Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,792 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$179 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the second quarter of 2021, the Chilean peso appreciated 0.7% against the Colombian peso, compared to an appreciation of 5.6% in the previous quarter. In addition, the Chilean peso depreciated 1.6% against the U.S. dollar in the second quarter of 2021. Approximately 31% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 731.91	1.6% (2Q21/1Q21)	-10.9% (2Q21/2Q20)
Colombian peso Ch$ 0.1949	-0.7% (2Q21/1Q21)	-10.7% (2Q21/2Q20)

Itaú Corpbanca

10

Itaú Corpbanca Executive Summary Management Discussion & Analysis 11 Managerial Income Statement in Ch$ million 2Q21 in Ch$ million 2Q21 1 Interest Income 354,478 Operating Revenues 291,832 1 Interest Expense (135,329) 1 Managerial Financial Margin 240,539 Net Interest Income 219,149 Financial Margin with Clients 220,625 2 Fees and commission income 51,293 Financial Margin with the Market 19,914 4 Fees and commission expense (15,515) 2 Commissions and Fees 51,293 Net fee and commission income 35,778 3 Cost of Credit (30,832) 1 Total financial transactions, net 8,994 Provision for Loan Losses (44,565) 1 Other operating income 13,113 Recoveries from Loans written-off as losses 13,733 Total operating income 277,034 Credit Value Adjustment (or “CVA”; ratings and colla-- 3 Provision for Loan Losses (44,565) 4 Non-interest Expenses (183,593) 3 Recoveries from loans written-off as losses 13,733 Personnel Expenses (71,148) Net operating income 246,202 Administrative Expenses (87,817) 4 Personnel expenses (71,148) Depreciation, Amortization and Impairment (24,628) 4 Administrative expenses (60,014) Income before Tax and Minority Interests 77,407 4 Depreciation and amortization (24,627) 5 Income tax expense (9,689) 4 Impairments (1) 6 Minority Interests in Subsidiaries (47) 4 Other operating expenses (12,288) Net Income attributable to Shareholders 67,671 Total operating expenses (168,078) Operating Income 78,124 1 Income from investments in other companies (717) Income before taxes 77,407 5 Income tax expense (9,689) Net Income 67,718 6 Minority interests (47) Net Income attributable to Shareholders 67,671 We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 2Q21 figures, it can be used to replicate any period:

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2021

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**291,832**	**(33,182)**	**(4,331)**	**1,647**	**255,966**
Managerial Financial Margin	240,539	(23,395)	(4,331)	1,647	214,459
Financial Margin with Clients	220,625	(20,482)	-	1,738	201,880
Financial Margin with the Market	19,914	(2,913)	(4,331)	(91)	12,579
Commissions and Fees	51,293	(9,787)	-	-	41,506
Cost of Credit	**(30,832)**	**4,801**	**-**	**-**	**(26,031)**
Provision for Loan Losses	(44,565)	3,922	-	-	(40,643)
Recovery of Loans Written Off as Losses	13,733	709	-	-	14,442
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	170	-	-	170
Non-interest Expenses	**(183,593)**	**28,352**	**-**	**5,660**	**(149,581)**
Personnel Expenses	(71,148)	(164)	-	-	(71,312)
Administrative Expenses	(87,817)	21,683	-	(50)	(66,184)
Depreciation, Amortization and Impairment	(24,628)	6,834	-	5,710	(12,084)
Income before Tax and Minority Interests	**77,407**	**(28)**	**(4,331)**	**7,307**	**80,354**
Income Tax Expense	(9,689)	28	4,331	(4,204)	(9,534)
Minority Interests in Subsidiaries	(47)	-	-	-	(47)
Recurring Net Income	**67,671**	**-**	**-**	**3,102**	**70,773**

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2021

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**348,946**	**(24,710)**	**(7,926)**	**0**	**316,310**
Managerial Financial Margin	296,786	(12,099)	(7,926)	0	276,761
Financial Margin with Clients	204,197	(8,646)	-	-	195,551
Financial Margin with the Market	92,589	(3,452)	(7,926)	0	81,211
Commissions and Fees	52,160	(12,611)	-	-	39,549
Cost of Credit	**(39,385)**	**590**	**-**	**-**	**(38,795)**
Provision for Loan Losses	(54,357)	1,856	-	-	(52,501)
Recovery of Loans Written Off as Losses	14,972	437	-	-	15,409
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(1,703)	-	-	(1,703)
Non-interest Expenses	**(188,406)**	**24,084**	**-**	**6,720**	**(157,602)**
Personnel Expenses	(72,236)	1,634	-	-	(70,602)
Administrative Expenses	(91,595)	14,912	-	1,057	(75,626)
Depreciation, Amortization and Impairment	(24,575)	7,538	-	5,663	(11,374)
Income before Tax and Minority Interests	**121,155**	**(36)**	**(7,926)**	**6,720**	**119,913**
Income Tax Expense	(29,476)	36	7,926	(1,815)	(23,328)
Minority Interests in Subsidiaries	(1,457)	-	-	-	(1,457)
Recurring Net Income	**90,222**	**-**	**-**	**4,906**	**95,128**

Itaú Corpbanca 12

Management Discussion & Analysis | Executive Summary

2nd quarter of 2021 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	2Q21	1Q21	change		2Q20	change		6M21	6M20	change	
Operating Revenues	**255,966**	**316,310**	**-19.1%**	**(60,344)**	**278,947**	**-8.2%**	**(22,981)**	**572,276**	**538,895**	**6.2%**	**33,381**
Managerial Financial Margin	214,459	276,761	-22.5%	(62,302)	240,027	-10.7%	(25,567)	491,221	455,615	7.8%	35,606
Financial Margin with Clients	201,880	195,551	3.2%	6,330	205,700	-1.9%	(3,819)	397,431	412,684	-3.7%	(15,253)
Financial Margin with the Market	12,579	81,211	-84.5%	(68,632)	34,327	-63.4%	(21,748)	93,790	42,930	118.5%	50,860
Commissions and Fees	41,506	39,549	4.9%	1,958	38,920	6.6%	2,586	81,055	83,281	-2.7%	(2,225)
Cost of Credit	**(26,031)**	**(38,795)**	**-32.9%**	**12,764**	**(92,463)**	**-71.8%**	**66,432**	**(64,826)**	**(168,261)**	**-61.5%**	**103,435**
Provision for Loan Losses	(40,643)	(52,501)	-22.6%	11,857	(106,171)	-61.7%	65,528	(93,144)	(196,853)	-52.7%	103,708
Recovery of Loans Written Off as Losses	14,442	15,409	-6.3%	(967)	13,094	10.3%	1,348	29,851	28,139	6.1%	1,712
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	170	(1,703)	-	1,873	614	-72.2%	(443)	(1,532)	453	-	(1,986)
Non-interest Expenses	**(149,581)**	**(157,602)**	**-5.1%**	**8,021**	**(158,469)**	**-5.6%**	**8,888**	**(307,183)**	**(313,856)**	**-2.1%**	**6,673**
Personnel Expenses	(71,312)	(70,602)	1.0%	(710)	(77,154)	-7.6%	5,842	(141,914)	(148,143)	-4.2%	6,229
Administrative Expenses	(66,184)	(75,626)	-12.5%	9,441	(67,953)	-2.6%	1,769	(141,810)	(139,253)	1.8%	(2,557)
Depreciation. Amortization and Impairment	(12,084)	(11,374)	6.2%	(710)	(13,362)	-9.6%	1,278	(23,459)	(26,460)	-11.3%	3,002
Income before Tax and Minority Interests	**80,354**	**119,913**	**-33.0%**	**(39,559)**	**28,014**	**186.8%**	**52,340**	**200,267**	**56,778**	**252.7%**	**143,489**
Income Tax Expense	(9,534)	(23,328)	-59.1%	13,795	(6,404)	48.9%	(3,129)	(32,862)	(389)	8351.3%	(32,473)
Minority Interests in Subsidiaries	(47)	(1,457)	-96.8%	1,410	(642)	-92.7%	595	(1,504)	(1,624)	-7.4%	120
Recurring Net Income	**70,773**	**95,128**	**-25.6%**	**(24,354)**	**20,968**	**237.5%**	**49,805**	**165,901**	**54,765**	**202.9%**	**111,136**

Itaú Corpbanca 13

Itaú Corpbanca Executive Summary Management Discussion & Analysis 14 Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Return on Average Tangible Equity1 Recurring Net Income Results Ch$ 70.8 billion for the 2Q21 Highlights in 2Q21 For further details by country see page 40 Highlights in the quarter The recurring net income in the second quarter of 2021 amounted to Ch$70.8 billion, a 25.6% decrease from the previous quarter and when compared with the second quarter of 2020 a Ch$49.8 billion increase. The managerial return on average tangible equity was 16.0% as of June 30, 2021, compared to the 4.3% reported in June 30, 2020. In Chile, Recurring Net Income in the second quarter of 2021 reached Ch$68.3 billion, an 18.6% decrease when compared to the first quarter of 2021. This reduction related to a 92.5% decrease in Financial Margin with the Market, partially offset by an increase in revenues (both in Financial Margin with Clients and in Commissions and Fees), by lower Cost of Credit mainly related to the Retail portfolio, and by a 4.4% decrease in Non-interest Expenses during this period. In Colombia, the Recurring Net Income in the second quarter of 2021 decreased 78.0% when compared to the first quarter of 2021, mainly due to a 16.4% decrease in Operating Revenues, primarily related to a decrease in Financial Margin with the Market, and to a 24.1% increase in Cost of Credit. These impacts were partially offset by a 3.2% decrease in Non-interest Expenses. 16.0% The annualized recurring return on average tangible equity reached 16.0% in the second quarter of 2021, 5.5 percentage points lower when compared to the previous quarter and 11.7 percentage points higher when compared to the same period in 2020. Average tangible shareholders equity totaled Ch$1,767.3 billion, a 0.3% decrease compared to the last quarter and a 9.2% decrease compared to the second quarter of 2020. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combinations reached 0.8% in the second quarter of 2021, a 28 basis points decrease when compared to the previous quarter and a 62 basis points increase when compared to the second quarter of 2020. For further details by country see page 47 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million

Itaú Corpbanca Executive Summary Management Discussion & Analysis Financial Margin with Clients Cost of Credit Ch$ 201.9 billion For further details by country see pages 22 and 33 Ch$ 26.0 billion For further details by country see pages 25 and 36 Commissions and Fees Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 For further details by country see pages 24 and 35 58.4% Financial Margin with Clients increased 3.2% compared to the previous quarter, primarily due to an increase in commercial portfolio spreads and increased activity in derivatives and FX transactions with clients during this quarter. In addition, Financial Margin with Clients in Colombia decreased 0.8% as compared to the first quarter of 2021 as a result of the 0.7% depreciation of the Colombian peso. When compared to the second quarter of 2020, our Financial Margin with Clients decreased by 1.9%. In the second quarter of 2021, our efficiency ratio increased by 8.61 percent- age points compared to the previous quarter, mainly due to the 19.1% decrease in Operating Revenues. When compared to the second quarter of 2020, the efficiency ratio increased 1.63 percentage points, mainly due to the 8.2% decrease in Operating Revenues. The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 68.6%, an increase of 6.5 percentage points from the previous quarter and a 21.3 percentage points decrease from the second quarter of 2020. Cost of Credit in the second quarter of 2021 decreased 32.9% compared to the previous quarter, primarily due to lower provisioning level for the portfolio both in Chile and Colombia. When compared to the second quarter of 2020, Cost of Credit decreased by 71.8%. Ch$ 41.5 billion Commissions and Fees increased by 4.9% when compared to the first quarter of 2021, mainly due to higher Credit Operations and Guarantees Provided commissions in Chile and Financial Advisory fees in Colombia and Chile. When compared to the second quarter of 2020, Commissions and Fees increased by 6.6%, primarily due to higher Insurance Brokerage fees in Chile and higher Financial Advisory fees in Colombia. 15 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. For further details by country see pages 29 and 40 Ch$ million 205.700 190.356 199.120 195.551 201.880 412.684 397.431 2,70 2,47 2,66 2,73 2,76 2,80 2,74 - 0,5000 1,0000 1,5000 2,0000 2,5000 3,0000 100.000 150.000 200.000 250.000 300.000 350.000 400.000 450.000 500.000 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 6M20 6M21 Financial Margin with Clients Financial margin with clients (annualized average rate) 5.8bp - 6.4bp 3.3bp Ch$ million Ch$ million

Itaú Corpbanca Executive Summary Management Discussion & Analysis 16 2021 Forecast Although the growth plans and projections of results presented above are based on management assumptions and information avai lable in the market at the beginning of 2021, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, resu lts or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consid eration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ab ility to perceive the dimension of the syner- gies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technolog ical changes, inflation, financial disinterme- diation, competitive pressures on products, prices and changes in tax legislation, among others. We present below the guidance for 2021 disclosed in the 4th quarter 2020 earnings release. 1– Retail refers to our retail bank, which serves individuals and SMEs in all their financial services needs; 2 – Net provision for credit & counterparty risks below inflation mid single digit retail1 segments Loan Growth Growth focus Cost of credit Risk2 Adjusted Non-Interest Expenses Expected range from 1.0% to 1.3%

Income Statement and Balance Sheet Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 2Q21, 1Q21 and 2Q20:

In Ch$ million	2Q21			1Q21			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**255,966**	**195,268**	**60,372**	**316,310**	**241,266**	**74,981**	**-19.1%**	**-19.1%**	**-19.5%**
Managerial Financial Margin	214,459	160,696	53,438	276,761	208,179	68,519	-22.5%	-22.8%	-22.0%
Financial Margin with Clients	201,880	156,171	45,709	195,551	147,704	47,846	3.2%	5.7%	-4.5%
Financial Margin with the Market	12,579	4,524	7,729	81,211	60,475	20,672	-84.5%	-92.5%	-62.6%
Commissions and Fees	41,506	34,572	6,934	39,549	33,087	6,462	4.9%	4.5%	7.3%
Cost of Credit	**(26,031)**	**(9,341)**	**(16,690)**	**(38,795)**	**(24,800)**	**(13,995)**	**-32.9%**	**-62.3%**	**19.3%**
Provision for Loan Losses	(40,643)	(19,451)	(21,193)	(52,501)	(34,239)	(18,261)	-22.6%	-43.2%	16.1%
Recovery of Loans Written Off as Losses	14,442	9,940	4,502	15,409	11,143	4,266	-6.3%	-10.8%	5.5%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	170	170	-	(1,703)	(1,703)	-	-110.0%	-110.0%	-
Non-interest Expenses	**(149,581)**	**(110,199)**	**(39,382)**	**(157,602)**	**(115,215)**	**(42,387)**	**-5.1%**	**-4.4%**	**-7.1%**
Personnel Expenses	(71,312)	(51,812)	(19,500)	(70,602)	(48,094)	(22,509)	1.0%	7.7%	-13.4%
Administrative Expenses	(66,184)	(49,412)	(16,772)	(75,626)	(58,282)	(17,344)	-12.5%	-15.2%	-3.3%
Depreciation, Amortization and Impairment	(12,084)	(8,975)	(3,110)	(11,374)	(8,840)	(2,534)	6.2%	1.5%	22.7%
Income before Tax and Minority Interests	**80,354**	**75,729**	**4,300**	**119,913**	**101,251**	**18,599**	**-33.0%**	**-25.2%**	**-76.9%**
Income Tax Expense	(9,534)	(7,397)	(2,049)	(23,328)	(17,267)	(6,044)	-59.1%	-57.2%	-66.1%
Minority Interests in Subsidiaries	(47)	(2)	(45)	(1,457)	(11)	(1,446)	-96.8%	-79.7%	-96.9%
Costs of hedge positions	-	-	238	-	-	46	-	-	411.6%
Recurring Net Income	**70,773**	**68,330**	**2,444**	**95,128**	**83,972**	**11,155**	**-25.6%**	**-18.6%**	**-78.1%**
Recurring Return on Managerial Tangible Equity	**16.0%**	**19.8%**	**2.5%**	**21.5%**	**25.4%**	**9.9%**	**-546 bps**	**-561 bps**	**-738 bps**

In Ch$ million	2Q21			2Q20			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**255,966**	**195,268**	**60,372**	**278,947**	**214,044**	**74,203**	**-8.2%**	**-8.8%**	**-18.6%**
Managerial Financial Margin	214,459	160,696	53,438	240,027	182,469	66,858	-10.7%	-11.9%	-20.1%
Financial Margin with Clients	201,880	156,171	45,709	205,700	152,490	53,210	-1.9%	2.4%	-14.1%
Financial Margin with the Market	12,579	4,524	7,729	34,327	29,979	13,648	-63.4%	-84.9%	-43.4%
Commissions and Fees	41,506	34,572	6,934	38,920	31,575	7,345	6.6%	9.5%	-5.6%
Cost of Credit	**(26,031)**	**(9,341)**	**(16,690)**	**(92,463)**	**(73,655)**	**(18,808)**	**-71.8%**	**-87.3%**	**-11.3%**
Provision for Loan Losses	(40,643)	(19,451)	(21,193)	(106,171)	(85,045)	(21,126)	-61.7%	-77.1%	0.3%
Recovery of Loans Written Off as Losses	14,442	9,940	4,502	13,094	10,776	2,319	10.3%	-7.8%	94.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	170	170	-	614	614	-	-72.2%	-72.2%	-
Non-interest Expenses	**(149,581)**	**(110,199)**	**(39,382)**	**(158,469)**	**(111,915)**	**(46,555)**	**-5.6%**	**-1.5%**	**-15.4%**
Personnel Expenses	(71,312)	(51,812)	(19,500)	(77,154)	(51,399)	(25,755)	-7.6%	0.8%	-24.3%
Administrative Expenses	(66,184)	(49,412)	(16,772)	(67,953)	(50,277)	(17,676)	-2.6%	-1.7%	-5.1%
Depreciation, Amortization and Impairment	(12,084)	(8,975)	(3,110)	(13,362)	(10,239)	(3,124)	-9.6%	-12.3%	-0.4%
Income before Tax and Minority Interests	**80,354**	**75,729**	**4,300**	**28,014**	**28,474**	**8,841**	**186.8%**	**166.0%**	**-51.4%**
Income Tax Expense	(9,534)	(7,397)	(2,049)	(6,404)	(5,763)	(3,152)	48.9%	28.3%	-35.0%
Minority Interests in Subsidiaries	(47)	(2)	(45)	(642)	(4)	(638)	-92.7%	-46.7%	-93.0%
Costs of hedge positions	-	-	238	-	-	(6,789)	-	-	-103.5%
Recurring Net Income	**70,773**	**68,330**	**2,444**	**20,968**	**22,707**	**(1,739)**	**237.5%**	**200.9%**	**-240.5%**
Recurring Return on Managerial Tangible Equity	**16.0%**	**19.8%**	**2.5%**	**4.3%**	**6.6%**	**-1.2%**	**1171 bps**	**1323 bps**	**376 bps**

[1] In nominal currency

Itaú Corpbanca
19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 2Q21, 1Q21 and 2Q20 is presented below:

In Ch$ million	2Q21	1Q21	2Q20	6M21	6M20
Net Income Attributable to Shareholders (Accounting)	**67,373**	**80,469**	**(682,698)**	**147,841**	**(658,866)**
(+) Non-recurring events	3,102	4,906	699,333	8,008	702,861
(+) Other results and overhead costs from Colombia in Chile (a)	(1,908)	(1,356)	(717)	(3,264)	(1,508)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(238)	(46)	6,789	(284)	9,686
Recurring Net Income	**68,330**	**83,972**	**22,707**	**152,302**	**52,172**

In Ch$ million	2Q21	1Q21	2Q20	6M21	6M20
Net Income Attributable to Shareholders (Accounting)	**298**	**9,753**	**(66,848)**	**10,052**	**(63,550)**
(+) Non-recurring events	0	(0)	71,181	(0)	74,320
(+) Other results and overhead costs from Colombia in Chile (a)	1,908	1,356	717	3,264	1,508
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	238	46	(6,789)	284	(9,686)
Recurring Net Income	**2,444**	**11,155**	**(1,739)**	**13,599**	**2,593**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 20

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			change				change	
In Ch$ million	2Q21	1Q21	%	$	2Q20	%	$	6M21	6M20	%	$
Operating Revenues	**195,268**	**241,266**	**-19.1%**	**(45,998)**	**214,044**	**-8.8%**	**(18,776)**	**436,534**	**400,087**	**9.1%**	**36,447**
Managerial Financial Margin	160,696	208,179	-22.8%	(47,483)	182,469	-11.9%	(21,773)	368,875	332,662	10.9%	36,213
Financial Margin with Clients	156,171	147,704	5.7%	8,467	152,490	2.4%	3,681	303,876	299,396	1.5%	4,479
Financial Margin with the Market	4,524	60,475	-92.5%	(55,950)	29,979	-84.9%	(25,455)	64,999	33,266	95.4%	31,733
Commissions and Fees	34,572	33,087	4.5%	1,485	31,575	9.5%	2,997	67,659	67,425	0.3%	234
Cost of Credit	**(9,341)**	**(24,800)**	**-62.3%**	**15,459**	**(73,655)**	**-87.3%**	**64,315**	**(34,140)**	**(129,272)**	**-73.6%**	**95,132**
Provision for Loan Losses	(19,451)	(34,239)	-43.2%	14,789	(85,045)	-77.1%	65,594	(53,690)	(151,676)	-64.6%	97,985
Recovery of Loans Written Off as Losses	9,940	11,143	-10.8%	(1,203)	10,776	-7.8%	(836)	21,082	21,950	-4.0%	(868)
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	170	(1,703)	-	1,873	614	-72.2%	(443)	(1,532)	453	-	(1,986)
Non-interest Expenses	**(110,199)**	**(115,215)**	**-4.4%**	**5,017**	**(111,915)**	**-1.5%**	**1,716**	**(225,414)**	**(221,018)**	**2.0%**	**(4,396)**
Personnel Expenses	(51,812)	(48,094)	7.7%	(3,718)	(51,399)	0.8%	(414)	(99,906)	(99,184)	0.7%	(722)
Administrative Expenses	(49,412)	(58,282)	-15.2%	8,870	(50,277)	-1.7%	865	(107,694)	(101,571)	6.0%	(6,122)
Depreciation. Amortization and Impairment	(8,975)	(8,840)	1.5%	(134)	(10,239)	-12.3%	1,264	(17,815)	(20,263)	-12.1%	2,448
Income before Tax and Minority Interests	**75,729**	**101,251**	**-25.2%**	**(25,522)**	**28,474**	**166.0%**	**47,254**	**176,980**	**49,797**	**255.4%**	**127,183**
Income Tax Expense	(7,397)	(17,267)	-57.2%	9,871	(5,763)	28.3%	(1,634)	(24,664)	2,407	-	(27,071)
Minority Interests in Subsidiaries	(2)	(11)	-79.7%	9	(4)	-46.7%	2	(14)	(32)	-57.1%	18
Recurring Net Income	**68,330**	**83,972**	**-18.6%**	**(15,643)**	**22,707**	**200.9%**	**45,623**	**152,302**	**52,172**	**191.9%**	**100,130**

Itaú Corpbanca 21

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients is higher by 5.7% than in the previous quarter, mainly due to an increase in commercial portfolio spreads, higher commercial spreads on derivates and FX transactions with clients and a positive impact of one more calendar day.
- Financial Margin with the Market reached Ch$4.5 billion in the second quarter of 2021, lower by 92.5% compared to the previous quarter, mainly due to lower gains from trading desk, from asset and liability management due to a decrease in inflation-linked income driven by a lower variation of the UF in the quarter and higher provisions related to the credit value adjustment (CVA).

Managerial Financial Margin

Financial Margin with Clients Ch$ **156.2** million	▲	**+ 5.7%** (2Q21/1Q21)
	▲	**+ 2.4%** (2Q21/2Q20)
Financial Margin with the Market Ch$ **4.5** million	▼	**- 92.5%** (2Q21/1Q21)
	▼	**- 84.9%** (2Q21/2Q20)



Ch$ million
182,469
29,979
152,490
159,635
18,847
140,789
189,478
39,348
150,130
208,179
60,475
147,704
160,696
4,524
156,171
2Q'20
3Q'20
4Q'20
1Q'21
2Q'21
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile).

Change in the Financial Margin with Clients Breakdown



Assets financial margin
Liabilities financial margin
147,704
(193)
287
3,348
19
653
(298)
1,943
2,709
156,171
1
2
3
4
1Q 21
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and FX transactions
Capital financial margin and others
2Q 21

1. **Assets financial margin (+Ch$3,442 million):** mainly due an increase in commercial portfolio spreads.
2. **Liabilities financial margin (+Ch$373million):** mainly due to higher growth in deposits and other demand liabilities.
3. **Commercial spreads on derivatives and FX transactions with clients (+Ch$1,943 million)**: related to an increase in derivatives and FX transactions with wholesale clients impacting the Financial Margin with Clients.
4. **Capital financial margin and others (+Ch$2,709 million):** mainly due to one more calendar day and higher revenues associated with monetary correction of tax credits.

Itaú Corpbanca 22

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis UF — Unidad de Fomento (variation value) UF net exposure (Ch$ trillion) Risk-Adjusted Financial Margin with Clients: +34 bp • Improvement driven by a 62.3% decrease in Cost of Credit, supported by the lower delin- quency of the retail portfolio. 23 Financial Margin with the Market Annualized average rate of financial margin with clients Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfolios and may as sume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market decreased 92.5% in 2Q21 compared to 1Q21. This reduction was mainly due to lower trading gains and to lower gains from asset and liability management due to a decrease in inflation-linked income and to and rising interest rates. 2Q21 1Q21 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 24,105,107 2.6% 156,171 23,665,082 2.5% 147,704 Cost of Credit (9,341) (24,800) Risk-Adjusted Financial Margin with Clients 24,105,107 2.4% 146,831 23,665,082 2.1% 122,905 Ch$ million 2.5% 2.2% 2.5% 2.5% 2.6% 1.3% 0.8% (1.3%) 2.1% 2.4% 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 -0.02 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 2.5 2.9 2.1 1.6 1.5 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 0.3% 0.1% 1.3% 1.1% 1.1% 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 29,979 18,847 39,348 60,475 4,524 25,855 25,304 22,865 37,162 30,799 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Financial Margin with the Market 1-year moving average Financial Margin with Clients: +7 bp • Increase primarily due to improvement in spreads and increased activity of client derivatives.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the second quarter of 2021, Commissions and Fees amounted to Ch$34.6 billion, a 4.5% increase mainly from the student loan portfolio.
- When compared to the same quarter of 2020, commissions and fees increased 9.5%, mainly due to higher Insurance Brokerage fees related to consumer portfolio, which were negatively impacted by the COVID-19 Pandemic in the second quarter of 2020.

In Ch$ million	2Q21	1Q21	change		2Q20	change		6M21	6M20	change	
Insurance Brokerage	8,051	8,255	(205)	-2.5%	6,430	1,620	25.2%	16,306	13,983	2,323	16.6%
Credit Operations and Guarantees Provided	7,375	6,921	454	6.6%	7,532	(156)	-2.1%	14,296	14,952	(656)	-4.4%
Current Account Services and Overdraft Fees	7,282	7,753	(471)	-6.1%	7,227	55	0.8%	15,036	16,513	(1,478)	-8.9%
Asset Management	3,136	3,143	(7)	-0.2%	3,087	49	1.6%	6,279	6,717	(438)	-6.5%
Financial Advisory	1,025	672	353	52.5%	962	63	6.5%	1,697	2,231	(534)	-23.9%
Other	7,703	6,342	1,361	21.5%	6,337	1,367	21.6%	14,045	13,029	1,017	7.8%
Total Commissions and Fees	**34,572**	**33,087**	**1,485**	**4.5%**	**31,575**	**2,997**	**9.5%**	**67,659**	**67,425**	**234**	**0.3%**

Commissions and Fees Breakdown


2Q21
23%
21%
21%
9%
3%
22%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other


1Q21
25%
21%
23%
9%
2%
19%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other

Itaú Corpbanca

24

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 25 The provisions from loan losses reached Ch$19.5 billion in the second quarter of 2021, a decrease of 43.2% compared to the previous quarter. When compared to the same period last year, there was a decrease of 77.1%. At the end of the second quarter of 2021, our net provisions for loan losses over loan portfolio decreased to 0.2% from 0.5% compared to the previous quarter. When compared to the second quarter of 2020, this ratio decreased 1.33 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the second quarter of 2021, Cost of Credit amounted to Ch$9.3 billion, a 62.3% decrease compared to the previous quarter and an 87.3% decrease when compared to the same period in 2020. This decrease in Cost of Credit is mainly related to lower delinquency ratio of the retail portfolio this quarter, positively affected by the economic support measures applied by the central authority. Additionally, in the second quarter of 2021, Cost of Credit was positively impacted by lower cost of Credit Value Adjustment (or “CVA”) associated with specific cases of the wholesale portfolio. As of June 30, 2021, the total allowance for loan losses, including additional provisions, decreased 19.7% in the quarter, totaling Ch$589.6 billion, whereas our loan portfolio increased 0.7% when compared to the second quarter of 2021, reaching Ch$18.6 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the second quarter of 2021, from 4.00% to 3.18% compared with the previous quarter. It is important to mention that, in the second quarter of 2021, the total amount of additional provisions remained unchanged. The decrease in the stock of credit provisions is mainly related to the sale of two wholesale credits that had a positive net impact in the Cost of Credit in 2Q21. Cost of Credit In Ch$ million 2Q21 1Q21 change 2Q20 change 6M21 6M20 change Net Provision for Loan Losses (9,511) (23,097) 13,586 -58.8% (74,269) 64,758 -87.2% (32,608) (129,725) 97,117 -74.9% Provision for Loan Losses (19,451) (34,239) 14,789 -43.2% (85,045) 65,594 -77.1% (53,690) (151,676) 97,985 -64.6% Recovery of Loans Written Off as Losses 9,940 11,143 (1,203) -10.8% 10,776 (836) -7.8% 21,082 21,950 (868) -4.0% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) 170 (1,703) 1,873 - 614 (443) -72.2% (1,532) 453 (1,986) - Cost of Credit (9,341) (24,800) 15,459 -62.3% (73,655) 64,315 -87.3% (34,140) (129,272) 95,132 -73.6% 85,045 104,808 236,735 34,239 19,451 73,655 88,903 231,448 24,800 9,341 1.5 1.9 5.0 0.5 0.2 -2.0 -1.6 -1.2 -0.8 -0.4 0.0 0.4 0.8 1.2 1.6 2.0 2.4 2.8 3.2 3.6 4.0 4.4 4.8 5.2 - 50,000 100,000 150,000 200,000 250,000 300,000 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Provision from loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 418,106 424,424 509,277 550,716 555,209 544,910 638,892 655,971 511,402 6,742 12,742 19,500 64,500 104,600 78,211 78,211 424,848 437,166 509,277 550,716 574,709 609,410 743,492 734,182 589,613 2.48 2.48 2.81 2.98 3.00 3.20 3.99 4.00 3.18 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 - 600,000 1,200,000 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Allowances for loan losses / Loan portfolio (%)

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio1 (%) | 90 days Ch$ million In the second quarter of 2021, the total NPL portfolio increased from 2.25% to 2.33% compared to the first quarter of 2021. The NPL ratio over 90 days for consumer loans decreased from 1.75% to 1.62% in the second quarter of 2021. The NPL ratio for mortgage loans decreased from 1.07% to 0.99% in the second quarter of 2021. The NPL ratio increased 0.19 percentage points for commercial loans com- pared to the previous quarter, mainly related to a specific client of the whole- sale segment. When excluding student loans from this portfolio, the commer- cial loans NPL reached 2.63%, increasing 0.23 percentage points compared to the previous quarter. As of June 30, 2021, the 90-day coverage ratio reached 136%, a 40 percentage points decrease from the previous quarter, mainly as result of an increase in Non-Performing Loans. Compared with June 30, 2020, the coverage ratio decreased by 14 percent- age points, mainly due to the increase in Non-Performing Loans during this quarter. In the second quarter of 2021, the portfolio of credits 90-days overdue increased Ch$17.4 billion or 4.2% compared to previous quarter, primarily driven by an increase of 6.6% in our commercial loans NPLs and slight decrease in the commercial loan portfolio. This increase is mainly related to a specific client of the wholesale segment. NPLs for the consumer portfolio decreased 9.3% in the quarter, while mortgage loans decreased 3.7% in the quarter. When compared to the same quarter of the previous year, this portfolio presented an increase of 13.1%, which considers an increase of 35% in commercial portfolio, partially offset by decreases of 42.8% in consumer loans and 30.9% in the mortgage portfolio. NPL Ratio (%) | over 90 days The NPL ratio of credits 90-day overdue increased from 2.25% to 2.33% compared to the previous quarter. Compared to the same period of 2020, the ratio increased 0.35 percentage points. Credit Quality 26 1 Coverage Ratio includes additional provisions. 324,753 321,412 449,438 477,240 382,804 344,973 341,037 415,576 432,944 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Non-performing Loans over 90 days - Chile 1.97% 1.84% 2.76% 2.83% 2.01% 2.11% 2.20% 2.79% 2.99% 1.82% 1.38% 2.26% 2.33% 1.49% 1.71% 1.69% 2.40% 2.63% 1.67% 1.61% 1.70% 1.65% 1.60% 1.26% 1.12% 1.07% 0.99% 1.72% 2.03% 2.22% 2.47% 2.62% 1.22% 1.66% 1.75% 1.62% 1.88% 1.80% 2.46% 2.52% 1.97% 1.82% 1.87% 2.25% 2.33% 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Commercial Comm. ex-Students loans Mortgage Consumer Total 131 136 113 115 150 177 218 177 136 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Chile 1.88 1.80 2.46 2.52 1.97 1.82 1.87 2.25 2.33 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Chile

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 27 Recovery of Loans Written-off as Losses In the second quarter of 2021, NPL creation reached Ch$62.4 billion, a decrease of Ch$48.5 billion compared to the previous quarter, mainly due to higher NPLs 90-days overdue. * Loan portfolio average balance of the two previous quarters. NPL Creation In the second quarter of 2021, the loan portfolio write-off totaled Ch$45.0 bil- lion, a 23.8% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance increased 18 basis points, reaching 0.97%, compared to the first quarter of 2021 and decreased 16 basis points when compared to the same period of the previous year. The income from the recovery of loans written-off decreased Ch$1.2 billion, or 10.8%, from the previous quarter, primarily due to lower recoveries from com- mercial and consumer loans. When compared to the second quarter of 2020, the income from recovery of loans written-off decreased by 7.8%. In the second quarter of 2021, total NPL Creation coverage reached 31%, mainly due to lower provisions and the increase in NPLs related to a specific client of the wholesale segment in the period. Ch$ million NPL Creation Coverage Loan Portfolio Write-Off Ch$ billion 36.2 65.7 53.0 50.6 54.4 49.7 47.7 36.3 45.0 0.85 1.49 1.17 1.09 1.13 1.04 1.02 0.79 0.97 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) 36.7 62.3 181.0 78.4 -40.0 11.8 43.8 110.9 62.4 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Chile -213 885 541 31 31 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Chile (%) 10,776 14,254 13,257 11,143 9,940 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Chile

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 28 Personnel Expenses Administrative Expenses Administrative Expenses in the second quarter of 2021 amounted to Ch$49.4 billion, a 15.2% decrease compared to the previous quarter. This reduction in expenses is mainly related to higher expenses for contingen- cies in the previous quarter. When compared to the second quarter of 2020, Administrative Expenses decreased 1.7%. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$9.0 billion in the second quarter of 2021, a 1.5% increase when compared to the previous quarter. Compared to the same period in 2020, these expenses presented a de- crease of 12.3%, mainly due to lower volumes of intangible assets. Non-interest Expenses • Non-interest Expenses amounted to Ch$110.2 billion in the quarter, a 4.4% decrease from the previous quarter, mainly due to a decrease in Administrative Expenses mainly related to contingencies in this quarter. This was partially offset by higher Personnel Expenses in the quarter. • When compared to the second quarter of 2020, Non-interest Expenses decreased 1.5% mainly due to lower Depreciation, Amortization and Impairment. Highlights Personnel Expenses in the second quarter of 2021 increased 7.7% when compared to the first quarter of 2021, primarily due to higher provisions for employees vacations and an increase in severance costs in this quarter. When compared to the same period of 2020, total expenses increased 0.8% due to higher severance costs, partially offset by headcount reduction. Headcount The total number of employees including the Itaú Corpbanca New York branch was 5,187 at the end of the second quarter of 2021 compared to 5,249 in the previous quarter and 5,581 at the end of the second quarter of 2020, a decrease of 7.1% in headcount in the twelve-month period. 5,187 Headcount in Chile and New York at the end of the 2Q21 - 1.2% (2Q21/1Q21) - 7.1% (2Q21/2Q20) In Ch$ million 2Q21 1Q21 change 2Q20 change 6M21 6M20 change Personnel Expenses (51,812) (48,094) (3,718) 7.7% (51,399) (414) 0.8% (99,906) (99,184) (722) 0.7% Administrative Expenses (49,412) (58,282) 8,870 -15.2% (50,277) 865 -1.7% (107,694) (101,571) (6,122) 6.0% Personnel and Administrative Expenses (101,224) (106,375) 5,151 -4.8% (101,676) 452 -0.4% (207,599) (200,755) (6,844) 3.4% Depreciation, Amortization and Impairment (8,975) (8,840) (134) 1.5% (10,239) 1,264 -12.3% (17,815) (20,263) 2,448 -12.1% Total Non-interest Expenses (110,199) (115,215) 5,017 -4.4% (111,915) 1,716 -1.5% (225,414) (221,018) (4,396) 2.0% 5,510 5,538 5,661 5,599 5,581 5,331 5,266 5,249 5,187 -0.8% 0.5% 2.2% -1.1% -0.3% -4.5% -1.2% -0.3% -1.2% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,500 4,700 4,900 5,100 5,300 5,500 5,700 5,900 6,100 6,300 6,500 6,700 6,900 7,100 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 Chile Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 29 Efficiency Ratio In the second quarter of 2021, our Efficiency Ratio reached 56.4%, an in- crease of 8.7 percentage points when compared to the previous quarter. This was mainly related to a lower Operating Revenues in the quarter. When compared to the second quarter of 2020, the Efficiency Ratio increased 4.1 percentage points, primarily due to a lower Operating Revenues in the quarter. Risk-Adjusted Efficiency Ratio1 The Risk-Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 61.2% in the second quarter of 2021, an increase of 3.2 percentage points compared to the previous quarter, mainly as a result of lower Operating Revenues, partially offset by the lower Cost of Credit. When compared to the second quarter of 2020, the Risk-Adjusted Efficiency Ratio decreased by 25.5 percentage points, primarily due to a lower Cost of Credit. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees = Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the Cost of Credit. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. 52.3% 62.3% 52.8% 47.8% 56.4% 86.7% 109.6% 158.5% 58.0% 61.2% 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Efficiency ratio Risk Adjusted Efficiency ratio Points of Service in Chile Automated Teller Machines (ATMs) | Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. As of June 30, 2021, we had 189 branches, a decrease of 1.0% com- pared to the previous quarter and 2 branches or 0.5% less compared to the second quarter of 2020. Distribution Network Branches | Chile and New York By the end of the second quarter of 2021, the number of ATMs totaled 402 in Chile, 4 ATMs less when compared to the first quarter of 2021 and a 1.5% reduction as compared to the same period last year. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc. 139 139 140 140 136 135 136 137 135 55 55 54 54 54 52 53 54 54 -4.0% 0.0% 0.0% 0.0% -2.1% -1.6% 1.1% 1.1% -1.0% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 Itaú Banco Condell* Δ% Branches Chile QoQ 452 446 413 403 398 396 398 397 393 12 12 11 10 10 10 10 9 9 0.2% -1.3% -7.4% -2.6% -1.2% -0.5% 0.5% -0.5% -1.0% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 Itaú Banco Condell* Δ% ATMs Chile QoQ

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$18.6 trillion at the end of the second quarter of 2021, a increase of 0.7% from the previous quarter and a decrease of 4.1% from the second quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q21	1Q21	change	2Q20	change
Wholesale lending - Chile	**11,937,309**	**11,976,134**	**-0.3%**	**13,108,831**	**-8.9%**
Commercial loans	10,291,962	10,451,819	-1.5%	11,060,008	-6.9%
Foreign trade loans	965,877	868,404	11.2%	1,366,568	-29.3%
Leasing and factoring	679,470	655,911	3.6%	682,255	-0.4%
Retail lending - Chile	**6,656,117**	**6,491,998**	**2.5%**	**6,286,125**	**5.9%**
Residential Mortgage loans	**4,988,799**	**4,795,445**	**4.0%**	**4,490,031**	**11.1%**
Consumer loans	**1,667,318**	**1,696,553**	**-1.7%**	**1,796,094**	**-7.2%**
Consumer installment loans	1,219,717	1,220,803	-0.1%	1,300,052	-6.2%
Current account overdrafts	102,988	117,453	-12.3%	146,655	-29.8%
Credit card debtors	344,148	357,959	-3.9%	348,897	-1.4%
Other loans and receivables	465	338	37.6%	490	-5.1%
TOTAL LOANS	**18,593,426**	**18,468,132**	**0.7%**	**19,394,956**	**-4.1%**

Our portfolio in Chile increased 0.7% in the quarter and decreased 4.1% when compared to the second quarter of 2020.

The Wholesale portfolio decreased 0.3% when compared to the previous quarter, mainly due to lower volumes in the Wholesale segment, which were partially offset by an improvement in the activity related to FOGAPE Reactiva operations and and an increase in Foreign trade loans.

The Retail portfolio totaled Ch$ 6.7 trillion in the second quarter of 2021, a 2.5% growth when compared to last quarter. Consumer loans maintains the downward trend that has marked the performance at the industry level.

Our mortgage portfolio increased 4.0% in the quarter and 11.1% when compared to the second quarter of 2020. Our 12-month growth continues to outpace the industry growth.

The second quarter of 2021 began with an increase in daily cases of COVID-19 and with it, the tightening of restriction measures. By the end of 2Q21, the benefits of the lockdown and swift advancement of vaccination (with 70% of the adult population fully vaccinated) have started to materialize, leading to a swift loosening of mobility restrictions.

With tight mobility restrictions in April, activity declined from March, but rebounded in May as restrictions were eased and payments for the third pension withdrawal started materializing. The monthly GDP proxy (IMACEC) posted a 18.1% YoY increase in May. While retail continues to drive the recovery, services are improving too. Employment remains around 10% below pre-pandemic levels, but formal salaried jobs have been less affected (down 7% in the private sector and 1% in the public sector).

Annual inflation increased to 3.8% in June (2.9% in March), while after excluding volatile items annual inflation ended the 2Q at 3.2% (3.0% in March).

During the second quarter of 2021, the government and congress agreed to significantly increase fiscal aid by expanding the scope and value of direct transfers to the Chilean population.

In this context, the Central Bank changed tone in June, indicating that the favorable global environment, increased fiscal expansion and buoyant consumption make up a macroeconomic scenario that no longer requires the current level of monetary stimulus.

Itaú Corpbanca 30

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	2Q21			1Q21			%	2Q20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**60,372**	**618**	**60,990**	**74,981**	**(2,027)**	**72,954**	**-16.4%**	**74,203**	**(7,066)**	**67,137**	**-9.2%**
Managerial Financial Margin	53,438	569	54,007	68,519	(1,840)	66,678	-19.0%	66,858	(6,373)	60,485	-10.7%
Financial Margin with Clients	45,709	441	46,150	47,846	(1,305)	46,541	-0.8%	53,210	(5,056)	48,153	-4.2%
Financial Margin with the Market	7,729	128	7,857	20,672	(536)	20,137	-61.0%	13,648	(1,317)	12,331	-36.3%
Commissions and Fees	6,934	48	6,982	6,462	(187)	6,275	11.3%	7,345	(693)	6,652	5.0%
Cost of Credit	**(16,690)**	**(269)**	**(16,959)**	**(13,995)**	**329**	**(13,666)**	**24.1%**	**(18,808)**	**1,746**	**(17,062)**	**-0.6%**
Provision for Loan Losses	(21,193)	(303)	(21,495)	(18,261)	443	(17,819)	20.6%	(21,126)	1,970	(19,156)	12.2%
Recovery of Loans Written Off as Losses	4,502	34	4,536	4,266	(114)	4,153	9.2%	2,319	(224)	2,095	116.6%
Non-interest Expenses	**(39,382)**	**(408)**	**(39,790)**	**(42,387)**	**1,300**	**(41,086)**	**-3.2%**	**(46,555)**	**4,456**	**(42,098)**	**-5.5%**
Personnel Expenses	(19,500)	(206)	(19,706)	(22,509)	760	(21,749)	-9.4%	(25,755)	2,458	(23,298)	-15.4%
Administrative Expenses	(16,772)	(167)	(16,940)	(17,344)	470	(16,874)	0.4%	(17,676)	1,700	(15,976)	6.0%
Depreciation, Amortization and Impairment	(3,110)	(34)	(3,144)	(2,534)	70	(2,464)	27.6%	(3,124)	299	(2,825)	11.3%
Income before Tax and Minority Interests	**4,300**	**(59)**	**4,241**	**18,599**	**(397)**	**18,201**	**-76.7%**	**8,841**	**(864)**	**7,977**	**-46.8%**
Income Tax Expense	(2,049)	23	(2,026)	(6,044)	130	(5,914)	-65.7%	(3,152)	306	(2,846)	-28.8%
Minority Interests in Subsidiaries	(45)	6	(39)	(1,446)	26	(1,419)	-97.3%	(638)	63	(575)	-93.2%
Costs of hedge positions	238	(15)	223	46	(17)	29	663.9%	(6,789)	610	(6,179)	-103.6%
Recurring Net Income	**2,444**	**(46)**	**2,398**	**11,155**	**(258)**	**10,897**	**-78.0%**	**(1,739)**	**115**	**(1,624)**	**-247.7%**

In Ch$ million	6M21			6M20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**135,353**	**(1,409)**	**133,943**	**152,076**	**(17,735)**	**134,341**	**-0.3%**
Managerial Financial Margin	121,957	(1,271)	120,686	136,220	(15,888)	120,332	0.3%
Financial Margin with Clients	93,555	(864)	92,692	113,288	(13,187)	100,101	-7.4%
Financial Margin with the Market	28,402	(407)	27,994	22,932	(2,701)	20,232	38.4%
Commissions and Fees	13,396	(138)	13,258	15,856	(1,847)	14,009	-5.4%
Cost of Credit	**(30,685)**	**60**	**(30,625)**	**(38,989)**	**3,941**	**(35,048)**	**-12.6%**
Provision for Loan Losses	(39,454)	140	(39,314)	(45,177)	4,711	(40,466)	-2.8%
Recovery of Loans Written Off as Losses	8,769	(80)	8,689	6,188	(770)	5,418	60.4%
Non-interest Expenses	**(81,769)**	**893**	**(80,876)**	**(92,838)**	**10,756**	**(82,083)**	**-1.5%**
Personnel Expenses	(42,008)	553	(41,455)	(48,959)	5,636	(43,323)	-4.3%
Administrative Expenses	(34,116)	303	(33,813)	(37,682)	4,398	(33,283)	1.6%
Depreciation. Amortization and Impairment	(5,644)	36	(5,608)	(6,198)	721	(5,477)	2.4%
Income before Tax and Minority Interests	**22,898**	**(457)**	**22,442**	**20,249**	**(3,039)**	**17,210**	**30.4%**
Income Tax Expense	(8,093)	153	(7,940)	(6,378)	968	(5,410)	46.8%
Minority Interests in Subsidiaries	(1,490)	32	(1,458)	(1,593)	244	(1,349)	8.1%
Costs of hedge positions	284	(32)	252	(9,686)	1,092	(8,593)	-
Recurring Net Income	**13,599**	**(304)**	**13,295**	**2,593**	**(734)**	**1,859**	**615.2%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.1949 per COP as of June 30, 2021.

Itaú Corpbanca

31

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the second quarter of 2021, the Financial Margin with Clients decrease 0.8% when compared to the previous quarter, as a result to lower results in Working capital in the quarter, which was partially offset by an improvement in the activity in derivatives and FX transactions with clients.
- Financial Margin with the Market decreased 61.0% when compared to the first quarter of 2021, mainly due to lower gains from trading desk.

Managerial Financial Margin

Financial Margin with Clients
Ch$ 46.2 billion
▼ **- 0.8%** (2Q21/1Q21)
▼ **- 4.2%** (2Q21/2Q20)

Financial Margin with the Market
Ch$ 7.9 billion
▼ **- 61.0%** (2Q21/1Q21)
▼ **- 36.3%** (2Q21/2Q20)

Ch$ million



60,485
12,331
48,153
59,623
12,526
47,097
54,648
8,566
46,081
66,678
20,137
46,541
54,007
7,857
46,150
2Q20
3Q20
4Q20
1Q21
2Q21
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown



46,541
61
-560
157
1,317
-1,367
46,150
1
2
3
4
5
1Q21
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Higher number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
2Q21

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021.

1 **Loan portfolio mix (+Ch$61 million)**: mainly due to an increase of retail loans portfolio as a percentage of total average balance.

2 **Average asset portfolio, assets spreads and liabilities margin (-Ch$560 million)**: mainly due to lower spreads of the Wholesale and Retail portfolio in the quarter, partially offset by growth in the loan portfolio.

3 **Higher number of calendar days (+Ch$157 million)**

4 **Commercial spreads on derivatives and FX transactions with clients (+Ch$1,317 million)**: mainly due to higher activity level in derivatives and FX transactions with wholesale clients.

5 **Working capital and others (-Ch$1,367 million)**: mainly due to higher results in Working capital in the first quarter of 2021, referred to results of investments in other companies.

Itaú Corpbanca 32

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 33 Financial Margin with the Market Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market reached Ch$7.9 billion, a 61.0% decrease when compared to the previous quarter, mainly due to lower gains from trading desk. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021. Annualized average rate of financial margin with clients 3.5% 3.5% 3.6% 3.6% 3.5% 2.2% 3.1% -2.1% 2.6% 2.2% 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 -0.04 -0.02 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 2Q21 1Q21 In Ch$ millions, end of period Average Balance Financial Margin Average Rate Average Balance Financial Margin Average Rate Financial Margin with Clients 5,249,392 46,150 3.5% 5,197,067 46,541 3.6% Cost of Credit (16,959) (13,666) Risk-Adjusted Financial Margin with Clients 5,249,392 29,191 2.2% 5,197,067 32,875 2.6% Financial Margin with Clients: - 11 bp • Decrease originated in one-off income related to investments in other companies in the first quarter 2021 and the growth of the loan portfolio. Risk-Adjusted Financial Margin with Clients: - 34 bp • This decrease is mainly due to higher Cost of Credit in the quarter. 12,331 12,526 8,566 20,137 7,857 8,787 9,512 10,331 13,390 12,272 - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Financial Margin with the Market 1-year moving average Ch$ million Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean pe so at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the second quarter of 2021, Commissions and Fees amounted to Ch$6.9 billion, a 11.3% increase from the previous quarter, mainly due to higher Financial Advisory commissions.
- When compared to the same quarter of 2020, Commissions and Fees increased 5.0%, mainly due to higher Financial Advisory commissions and Cash Management fees.

In Ch$ million	2Q21	1Q21	change		2Q20	change		6M21	6M20	change	
Insurance Brokerage	1,677	1,637	40	2.4%	1,638	40	2.4%	3,315	3,217	97	3.0%
Credit Operations and Guarantees Provided	655	721	(67)	-9.3%	566	88	15.6%	1,376	1,475	(100)	-6.8%
Asset Management	2,187	2,244	(57)	-2.6%	2,445	(258)	-10.6%	4,431	4,781	(350)	-7.3%
Financial Advisory	1,467	940	527	56.1%	581	886	152.6%	2,407	1,535	872	56.8%
Cash Management	1,337	1,391	(54)	-3.9%	1,112	225	20.2%	2,727	2,508	220	8.8%
Others	(340)	(658)	318	-48.3%	311	(651)	-209.2%	(998)	492	(1,491)	-302.8%
Total Commissions and Fees	**6,982**	**6,275**	**707**	**11.3%**	**6,652**	**330**	**5.0%**	**13,258**	**14,009**	**(751)**	**-5.4%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021.

Commissions and Fees Breakdown


2Q21
24%
9%
31%
21%
19%
5%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other


1Q21
26%
11%
36%
15%
22%
-10%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other

Itaú Corpbanca 34

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 35 Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of June 30, 2021, the total allowance for loan losses, including additional provisions, increased 0.2% in the quarter, totaling Ch$273.7 billion whereas our loan portfolio increased 1.4% when compared to the first quarter of 2021, reaching Ch$4.3 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the second quarter of 2021 from 6.56% to 6.43% when compared to the last quarter. In the second quarter of 2021, Cost of Credit amounted to Ch$17.0 billion, a 24.1% increase from the previous quarter. This increase is mainly due to adjustments to provisions recognized during the second quarter of 2021 related to specific cases of the Wholesale segment, partially offset by an improvement in the dynamics of results of assets received in lieu of payment. The Cost of Credit decreased 0.6% when compared to the second quarter of 2020, primarily due to adjustments to provisions recognized during the second quarter of 2021, offset by to higher Recovery of Loans Written Off as Losses related to the sale of assets received in lieu of payment. Cost of Credit Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021. Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021. At the end of the second quarter of 2021, our provision for loan losses was Ch$21.5 billion, a 20.6% increase when compared to the last quarter. The Cost of Credit over loan portfolio increased 0.22 percentage points in the second quarter of 2021 compared to the previous quarter, and decreased 0.16 percentage points when compared to the second quarter of 2020. Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single In Ch$ million 2Q21 1Q21 change 2Q20 change 6M21 6M20 change Provision for Loan Losses (21,495) (17,819) (3,677) 20.6% (19,156) (2,339) 12.2% (39,314) (40,466) 1,152 -2.8% Recovery of Loans Written Off as Losses 4,536 4,153 383 9.2% 2,095 2,442 116.6% 8,689 5,418 3,271 60.4% Cost of Credit (16,959) (13,666) (3,293) 24.1% (17,062) 103 -0.6% (30,625) (35,048) 4,423 -12.6% 19,156 8,357 79,186 17,819 21,495 17,062 4,711 74,140 13,666 16,959 1.7 0.5 7.3 1.3 1.6 -3.0 -2.6 -2.2 -1.8 -1.4 -1.0 -0.6 -0.2 0.2 0.6 1.0 1.4 1.8 2.2 2.6 3.0 3.4 3.8 4.2 4.6 5.0 5.4 5.8 6.2 6.6 7.0 7.4 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Provision from loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 236,587 232,063 231,376 234,568 235,956 221,964 248,480 245,843 248,085 31,186 27,283 25,590 236,587 232,063 231,376 234,568 235,956 221,964 279,665 273,127 273,675 5.43 5.34 5.37 5.59 5.43 5.12 6.64 6.56 6.43 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 4.4 4.5 4.5 4.6 4.6 4.7 4.7 4.8 4.8 4.9 4.9 5.0 5.0 5.1 5.1 5.2 5.2 5.3 5.3 5.4 5.4 5.5 5.5 5.6 5.6 5.7 5.7 5.8 5.8 5.9 5.9 6.0 6.0 6.1 6.1 6.2 6.2 6.3 6.3 6.4 6.4 6.5 6.5 6.6 6.6 6.7 6.7 6.8 6.8 6.9 6.9 7.0 7.0 7.1 7.1 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Allowances for loan losses / Loan portfolio (%)

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 36 Delinquency Ratios NPL Ratio (%) | over 90 days Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio (%) | 90 days The portfolio of credits 90 days overdue increased 9.03% in the second quarter of 2021 compared to the previous quarter, mainly due to an increase in NPLs for commercial and consumer loans. When compared to the second quarter of 2020, the portfolio of credits 90 days overdue decreased 6.06% mainly driven by a decrease in the commercial and mortgage loans NPLs. In June 30, 2021, the total NPL ratio over 90 days increased 0.27 percentage points when compared to the previous quarter, mainly driven by an increase in commercial loans NPLs. Total NPL ratio over 90 days decreased from 4.01% to 3.85% on a 12-month comparison, mainly driven by a decrease in mortgage loans NPLs, partially offset by the 2.1% decrease in the credit portfolio. The NPL ratio of credits 90 days overdue increased 0.27 percentage points in the second quarter of 2021 when compared to the previous quarter, and reached 3.85% by the end of June 30, 2021. When compared to the same period of 2020, the ratio decreased 0.16 percentage points. As of June 30, 2021, the 90-day coverage ratio reached 150%, a decrease of 12.1 percentage points when compared to the previous quarter. On a 12- month comparison, the total 90-day coverage ratio increased 16.0 percent- age points. Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021. Credit Quality Ch$ million 3.39% 3.67% 4.64% 4.59% 4.61% 3.88% 4.08% 4.21% 4.62% 4.31% 4.35% 4.64% 4.67% 4.54% 4.23% 3.98% 3.27% 3.09% 1.89% 2.02% 2.02% 2.05% 1.05% 1.33% 2.13% 1.53% 1.78% 3.23% 3.47% 4.17% 4.16% 4.01% 3.50% 3.71% 3.58% 3.85% 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Commercial Mortgage Consumer Total 141,359 151,542 174,276 179,498 175,490 149,671 152,745 151,199 164,849 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Non-performing Loans over 90 days - Colombia 3.23 3.47 4.17 4.16 4.01 3.50 3.71 3.58 3.85 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Colombia 167 153 133 131 134 148 163 163 150 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Colombia

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 37 In the quarter under analysis, NPL Creation reached Ch$36.7 billion, a 141.6% increase compared to the previous quarter. NPL Creation In this quarter, income from recovery of loans written-off as losses increased Ch$0.38 billion, or 9.2% from the previous quarter. When compared to the same quarter in 2020, the income from recovery of loans written-off as losses increased by Ch$2.44 billion or 116.6%. In the second quarter of 2021, total NPL Creation coverage reached 59%, a decrease of 58 percentage points when compared to the previous quarter, explained, mainly by growth in NPLs for commercial and consumer loans. When compared to the second quarter of 2020, the NPL creation coverage decreased 43 percentage points. Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021. Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021. Ch$ billion * Loan portfolio average balance of the two previous quarters. Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021. In the second quarter of 2021, the loan portfolio write-off totaled Ch$23.0 billion, a 37.6% increase when compared to the previous quarter, mainly due to higher write-offs in consumer portfolios. The ratio of written-off operations to loan portfo- lio average balance reached 2.15%, a 0.58 percentage points increase when compared to the first quarter of this year and a 5 basis points increase on a 12- month comparison. 2,095 3,645 5,045 4,153 4,536 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Ch$ million Recovery of Loans Written-off as Losses NPL Creation Coverage Loan Portfolio Write-Off 102 101 432 117 59 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Colombia (%) 21.8 20.1 23.6 15.9 22.7 34.1 15.3 16.7 23.0 1.99 1.85 2.24 1.53 2.10 3.12 1.48 1.57 2.15 -0.50 -0.40 -0.30 -0.20 -0.10 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 3.40 3.50 3.60 3.70 3.80 3.90 4.00 4.10 4.20 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%) 27.1 30.3 46.4 21.2 18.7 8.2 18.3 15.2 36.7 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Colombia Note: The ratio NPL Creation and Provision for Loan Losses in constant currency.

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 38 Personnel Expenses Administrative Expenses Depreciation and Amortization Depreciation, Amortization and impairment expenses totaled Ch$3.1 billion in the second quarter of 2021, a 27.6% increase when compared to the last quarter. When compared to the second quarter of 2020, there was a 11.3% increase. Non-interest Expenses • Non-interest Expenses amounted Ch$39.8 billion in the quarter, a 3.2% decrease when compared to the previous quarter and a 5.5% decrease when compared to the second quarter of 2020. Highlights Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange r ate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1949 per COP as of June 30, 2021. Personnel Expenses reached Ch$19.7 billion in the second quarter of 2021, a 9.4% decrease when compared to the previous quarter, mainly due to lower provisions for severance expenses in this quarter. On a 12-month comparison, this expenses decreased a 15.4%, mainly due to headcount reduction. Headcount The total number of employees including Itaú (Panama) was 3,013 at the end of the second quarter of 2021, compared to 3,067 in the first quarter of 2021 and 3,297 at the end of the second quarter of 2020, a 8.6% re- duction in headcount for the 12-month period ended in June 30, 2021. 3,013 Headcount in Colombia and Panamá at the end of the 2Q21 - 1.8% (2Q21/1Q21) - 8.6% (2Q21/2Q20) Administrative Expenses amounted Ch$16.9 billion in the second quarter of 2021, with no significant change from the previous period; however, com- pared to the same quarter of 2020, an increase of 6.0% is observed as a result of the recognition, in the second quarter of 2020, of reversal of provi- sion related to changes in Colombian tax regulations. In Ch$ million 2Q21 1Q21 change 2Q20 change 6M21 6M20 change Personnel Expenses (19,706) (21,749) 2,043 -9.4% (23,298) 3,591 -15.4% (41,455) (43,323) 1,867 -4.3% Administrative Expenses (16,940) (16,874) (66) 0.4% (15,976) (964) 6.0% (33,813) (33,283) (530) 1.6% Personnel and Administrative Expenses (36,646) (38,623) 1,977 -5.1% (39,274) 2,628 -6.7% (75,268) (76,606) 1,338 -1.7% Depreciation, Amortization and Impairment (3,144) (2,464) (680) 27.6% (2,825) (319) 11.3% (5,608) (5,477) (131) 2.4% Total Non-interest Expenses (39,790) (41,086) 1,297 -3.2% (42,098) 2,309 -5.5% (80,876) (82,083) 1,206 -1.5% 3,430 3,417 3,327 3,309 3,297 3,115 3,098 3,067 3,013 -1.6% -0.4% -2.6% -0.5% -0.4% -5.5% -0.5% -1.0% -1.8% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 4,300 4,500 4,700 4,900 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 Colombia Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 39 Efficiency Ratio In the second quarter of 2021, our efficiency ratio reached 65.2%, an increase of 8.7 percentage points when compared to the first quarter of 2021. This is mainly due to lower Operating Revenues in addition to lower Non-interest Ex- penses. When compared to the second quarter of 2020, the efficiency ratio increased 2.5 percentage points. This was primarily due to lower Operating Revenues. Risk-Adjusted Efficiency Ratio1 The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 92.9% in the second quarter of 2021, a 18 percentage points in- crease when compared to the previous quarter, mainly due to higher Cost of Credit and lower Operating Revenues in the period. When compared to the second quarter of 2020, the risk-adjusted efficiency ratio increased by 4.8 percentage points, primarily due to lower Operating Revenues. We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes Cost of Credit. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1949 per COP as of June 30, 2021. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commissions and Fees = Risk-Adjusted Efficiency Ratio 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. As of June 30, 2021, we had 108 branches in both Colombia and Pana- ma under the brand “Itaú”, 1 branches or 0.9% less compared to the previous quarter. Distribution Network Branches | Colombia and Panama 169 170 147 142 142 125 125 125 123 -1.7% 0.6% -13.5% -3.4% 0.0% -12.0% 0.0% 0.0% -1.6% -30% -25% -20% -15% -10% -5% 0% 5% 100 150 200 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 Colombia Δ% ATMs Colombia QoQ By the end of the second quarter of 2021, the number of ATMs totaled 123 in Colombia, showing a decrease of 1.6% compared to the previous quarter and 13.4% on a 12-month comparison, which is related to the footprint optimization implemented in the last year. Our customers contin- ue to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. 157 153 127 128 127 111 111 109 108 -2.5% -2.5% -17.0% 0.8% -0.8% -12.6% 0.0% -1.8% -0.9% -35% -30% -25% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 jun-21 Colombia Δ% Branches Colombia QoQ 62.7% 62.6% 68.9% 56.5% 65.2% 88.1% 69.7% 182.2% 75.2% 92.9% 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 Efficiency ratio Risk Adjusted Efficiency ratio

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- Excluding the effect of the foreign exchange variation, at the end of the second quarter of 2021, the Colombian portfolio increased 1.4% and reached Ch$4.28 trillion when compared to the previous quarter and decreased 2.1% compared to the second quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q21	1Q21	change	2Q20	change
Wholesale lending	**2,824,324**	**2,824,864**	**0.0%**	**3,075,732**	**-8.2%**
Commercial loans	2,421,288	2,414,264	0.3%	2,655,848	-8.8%
Current account overdrafts	1,654	3,144	-47.4%	3,793	-56.4%
Leasing and factoring	395,844	401,965	-1.5%	410,005	-3.5%
Other loans and receivables	5,538	5,491	0.9%	6,086	-9.0%
Retail lending	**1,455,155**	**1,395,022**	**4.3%**	**1,295,817**	**12.3%**
Residential Mortgage loans	**644,108**	**625,436**	**3.0%**	**576,929**	**11.6%**
Housing leasing	286,309	285,474	0.3%	290,309	-1.4%
Other mortgage loans	357,799	339,962	5.2%	286,620	24.8%
Consumer loans	**811,047**	**769,586**	**5.4%**	**718,888**	**12.8%**
Consumer loans	648,534	622,831	4.1%	576,174	12.6%
Current account overdrafts	1,431	1,397	2.5%	1,427	0.3%
Credit card debtors	129,857	113,924	14.0%	104,076	24.8%
Leasing consumer	535	733	-27.0%	1,610	-66.8%
Other loans and receivables	30,690	30,701	0.0%	35,602	-13.8%
TOTAL LOANS	**4,279,479**	**4,219,886**	**1.4%**	**4,371,549**	**-2.1%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1949 per COP as of June 30, 2021.

The wholesale loan portfolio did not change significantly in the second quarter of the year, totaling Ch$2.82 trillion.

Our retail loan portfolio reached Ch$1.46 trillion at the end of the second quarter of 2021, an increase of 4.3% compared to the previous quarter.

Residential mortgage loans reached Ch$644.1 billion at the end of the second quarter of 2021, an increase of 3.0% compared to the previous quarter and an increase of 11.6% compared to June 30, 2020.

During the second quarter of 2021, Colombia suffered a record number of COVID-19 cases, while mobility restrictions remained lax due to public fatigue. However, the vaccination rate is picking up speed, with new cases and ICU rates started dropping at the end of the quarter.

The pandemic and one of the longest lockdowns in the region exacerbated social problems, with protests unfolding across the country during the quarter.

While the May protests caused a 6% drop in economic activity, the lifting of the blockades suggests that the slowdown will be transitory. Private wage employment in May was 7% below pre-pandemic levels. Year-on-year inflation rose to 3.63% in June, dragged up by rising energy prices. The central bank continued to keep the policy rate at 1.75%, but the behavior of inflation expectations was pointed to as a key factor to monitor in the coming months to determine when to start withdrawing some of the stimulus.

Itaú Corpbanca 40

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Assets

In Ch$ million, end of period	2Q21	1Q21	change	2Q20	change
Cash and deposits in banks	2,875,942	3,291,402	-12.6%	2,129,179	35.1%
Cash items in process of collection	442,662	434,518	1.9%	279,417	58.4%
Trading investments	300,424	439,171	-31.6%	431,128	-30.3%
Investments under resale agreements	122,998	68,731	79.0%	86,118	42.8%
Financial derivatives contracts	2,588,103	2,814,421	-8.0%	5,419,649	-52.2%
Interbank loans, net	57,489	15,800	263.9%	69,585	-17.4%
Loans and accounts receivable from customers, net of loan loss allowances	22,113,418	21,813,095	1.4%	23,469,466	-5.8%
Available-for-sale investments	3,907,850	2,804,647	39.3%	4,697,096	-16.8%
Held-to-maturity investments	173,232	100,338	72.6%	170,013	1.9%
Investments in associates and other companies	12,035	11,966	0.6%	15,478	-22.2%
Intangible assets[1]	702,939	709,597	-0.9%	778,459	-9.7%
Property, plan and equipment	201,596	214,411	-6.0%	248,574	-18.9%
Current taxes	100,123	77,755	28.8%	50,692	97.5%
Deferred taxes	275,276	303,519	-9.3%	246,720	11.6%
Other assets	528,293	515,484	2.5%	877,815	-39.8%
Total Assets	**34,402,380**	**33,614,855**	**2.3%**	**38,969,389**	**-11.7%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the second quarter of 2021, our assets totaled Ch$34.4 trillion, an increase of Ch$788 billion or 2.3% from previous quarter, as presented below:



Ch$ billion
1,037
300
(386)
8
54
(226)
788
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Jun-21 - Mar-21

Compared to the previous year, total assets decreased by Ch$4,567 billion or 11.7%. The main changes are presented below:



Ch$ billion
(917)
(1,356)
337
163
37
(2,832)
(4,567)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Jun-21 - Jun-20

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.
** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

June 30, 2021

Ch$ 34.4 trillion

▲ **+ 2.3%** (Jun-21 vs. Mar-21)

▼ **- 11.7%** (Jun-21 vs. Jun-20)



0.4%
2.3%
2.0%
7.5%
12.7%
8.5%
66.5%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 28.7 trillion

▲ **+ 2.2%** (Jun-21 vs. Mar-21)

▼ **- 11.4%** (Jun-21 vs. Jun-20)

Ch$ 5.7 trillion

▲ **+ 3.2%** (Jun-21 vs. Mar-21)

▼ **- 13.5%** (Jun-21 vs. Jun-20)



Ch$ billion
31,163
21%
79%
32,477
19%
81%
33,740
19%
81%
38,416
18%
82%
38,969
17%
83%
36,732
17%
83%
35,639
17%
83%
33,615
16%
84%
34,402
17%
83%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Chile
Colombia
Total

Itaú Corpbanca 41

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	2Q21	1Q21	change	2Q20	change
Deposits and other demand liabilities	6,550,657	6,121,358	7.0%	5,676,353	15.4%
Cash items in process of being cleared	420,259	397,802	5.6%	271,467	54.8%
Obligations sold under repurchase agreements	483,241	344,587	40.2%	612,950	-21.2%
Time deposits and other time liabilities	10,269,825	10,534,033	-2.5%	12,558,879	-18.2%
Financial derivatives contracts	2,377,921	2,534,562	-6.2%	5,055,485	-53.0%
Interbank borrowings	4,453,688	3,894,846	14.3%	4,434,197	0.4%
Issued debt instruments	6,335,525	6,266,274	1.1%	6,686,772	-5.3%
Other financial liabilities	29,163	23,393	24.7%	9,214	216.5%
Current taxes	344	1617	-78.7%	14,529	-97.6%
Deferred taxes	102	120	-15.0%	260	-60.8%
Provisions	296,499	278,681	6.4%	160,679	84.5%
Other liabilities[1]	818,188	827,939	-1.2%	876,764	-6.7%
Total Liabilities	**32,035,412**	31,225,212	**2.6%**	**36,357,549**	**-11.9%**
Attributable to Shareholders	**2,297,933**	2,320,111	**-1.0%**	**2,530,802**	**-9.2%**
Non-controlling interest	69,035	69,532	-0.7%	81,038	-14.8%
Total Equity and Liabilities	**34,402,380**	**33,614,855**	**2.3%**	**38,969,389**	**-11.7%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the second quarter of 2021, compared to the previous quarter, are presented in the chart below:


Ch$ billion
(264)
429
139
69
(157)
571
788
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Jun-21 - Mar-21

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
(2,289)
874
(130)
(351)
(2,678)
6
(4,567)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Jun-21 - Jun-20

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca

42

Management Discussion & Analysis | Balance Sheet by Currency

Balance Sheet by Currency

Assets | June 30, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	2,875,942	2,471,279	1,161,055	-	1,310,224	404,663
Cash items in process of collection	442,662	442,141	209,815	-	232,326	521
Trading investments	300,424	88,044	87,997	47	-	212,380
Investments under resale agreements	122,998	116,606	116,606	-	-	6,392
Financial derivatives contracts	2,588,103	2,495,053	1,665,777	192,406	636,870	93,050
Interbank loans, net	57,489	14,627	-	-	14,627	42,862
Loans and accounts receivable from customers, net of loan loss allowances	22,113,418	18,082,024	6,056,743	9,213,984	2,811,297	4,031,394
Available-for-sale investments	3,907,850	3,402,139	2,590,963	654,995	156,181	505,711
Held-to-maturity investments	173,232	-	-	-	-	173,232
Investments in associates other companies	12,035	8,460	8,460	-	-	3,575
Intangible assets	702,939	668,864	668,694	-	170	34,075
Property, plant and equipment	201,596	158,297	151,203	-	7,094	43,299
Current taxes	100,123	74,506	72,444	-	2,062	25,617
Deferred taxes	275,276	224,735	206,803	-	17,932	50,541
Other assets	528,293	458,417	162,407	5,299	290,711	69,876
Total Assets	**34,402,380**	**28,705,192**	**13,158,967**	**10,066,731**	**5,479,494**	**5,697,188**

Liabilities | June 30, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	6,550,657	4,566,185	3,719,593	22,757	823,835	1,984,472
Cash items in process of being cleared	420,259	420,259	231,149	-	189,110	-
Obligations sold under repurchase agreements	483,241	142,737	142,737	-	-	340,504
Time deposits and other time liabilities	10,269,825	8,920,893	6,659,095	417,581	1,844,217	1,348,932
Financial derivatives contracts	2,377,921	2,301,356	1,432,527	219,838	648,991	76,565
Interbank borrowings	4,453,688	3,976,708	3,007,416	-	969,292	476,980
Issued debt instruments	6,335,525	5,588,827	683,062	4,905,765	-	746,698
Other financial liabilities	29,163	29,163	29,163	-	-	-
Current taxes	344	219	219	-	-	125
Deferred taxes	102	-	-	-	-	102
Provisions	296,499	201,261	201,213	-	48	95,238
Other liabilities	818,188	717,950	225,748	363,039	129,163	100,238
Total Liabilities	**32,035,412**	**26,865,558**	**16,331,922**	**5,928,980**	**4,604,656**	**5,169,854**
Capital	1,862,826	1,785,576	1,785,576	-	-	77,250
Reserves	470,873	(216,932)	(216,932)	-	-	687,805
Valuation adjustment	(146,291)	(153,290)	(153,290)	-	-	6,999
Retained Earnings:	**110,525**	**356,139**	**123,176**	**152,878**	**80,085**	**(245,614)**
Retained earnings or prior years	-	251,516	251,516	-	-	(251,516)
Income for the period	157,893	146,339	(86,624)	152,878	80,085	11,554
Minus: Provision for mandatory dividend	(47,368)	(41,716)	(41,716)	-	-	(5,652)
Equity attributable to shareholders	**2,297,933**	1,771,493	1,538,530	152,878	80,085	526,440
Non-controlling interest	69,035	68,141	68,141	-	-	894
Total Equity	**2,366,968**	**1,839,634**	**1,606,671**	**152,878**	**80,085**	**527,334**
Total Liabilities and Equity	**34,402,380**	**28,705,192**	**17,938,593**	**6,081,858**	**4,684,741**	**5,697,188**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca 43

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the second quarter of 2021, our total credit portfolio reached Ch$22.9 trillion, increasing 0.7% from the previous quarter and a decrease of 5.8% from the same period of the previous year. The increase was mainly driven by a higher performance in the Chilean and Colombia retail portfolio in the quarter.
- In constant currency, total loans in Colombia increased 1.4% in the second quarter of 2021 and decreased 2.1% in the 12-month period ended June 30, 2021. The increase in the second quarter of 2021 was mainly driven by the retail segment with a 4.3% increase (see details on page 40). Considering the 0.7% depreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia increased 0.7% in the second quarter and decreased 12.6% in the 12-month period ended June 30, 2021.

In Ch$ million, end of period	2Q21	1Q21	change	2Q20	change
Wholesale lending	**14,761,633**	**14,820,113**	**-0.4%**	**16,552,055**	**-10.8%**
Chile	**11,937,309**	**11,976,134**	**-0.3%**	**13,108,831**	**-8.9%**
Commercial loans	10,291,962	10,451,819	-1.5%	11,060,008	-6.9%
Foreign trade loans	965,877	868,404	11.2%	1,366,568	-29.3%
Leasing and Factoring	679,470	655,911	3.6%	682,255	-0.4%
Colombia	**2,824,324**	**2,843,979**	**-0.7%**	**3,443,224**	**-18.0%**
Commercial loans	2,428,480	2,439,294	-0.4%	2,984,231	-18.6%
Leasing and Factoring	395,844	404,685	-2.2%	458,993	-13.8%
Retail lending	**8,111,272**	**7,896,460**	**2.7%**	**7,736,768**	**4.8%**
Chile	**6,656,117**	**6,491,998**	**2.5%**	**6,286,125**	**5.9%**
Consumer loans	1,667,318	1,696,553	-1.7%	1,796,094	-7.2%
Residential mortgage loans	4,988,799	4,795,445	4.0%	4,490,031	11.1%
Colombia	**1,455,155**	**1,404,462**	**3.6%**	**1,450,643**	**0.3%**
Consumer loans	811,047	774,794	4.7%	804,782	0.8%
Residential mortgage loans	644,108	629,668	2.3%	645,861	-0.3%
TOTAL LOANS	**22,872,905**	**22,716,573**	**0.7%**	**24,288,823**	**-5.8%**
Chile	**18,593,426**	**18,468,132**	**0.7%**	**19,394,956**	**-4.1%**
Colombia	**4,279,479**	**4,248,441**	**0.7%**	**4,893,867**	**-12.6%**


Loan Portfolio - Breakdown
Mortgage 15%
Consumer 19%
Commercial 66%
Colombia 19%
Chile 81%
Mortgage 22%
Consumer 7%
Commercial 52%

Credit Portfolio - Currency Breakdown

Ch$ billion


Jun-21 6,557 9,214 7,101 22,873
Mar-21 6,579 9,033 7,105 22,717
Dec-20 6,464 8,959 7,166 22,589
Sep-20 6,620 8,995 7,787 23,402
Jun-20 6,765 8,979 8,545 24,289
Mar-20 6,269 8,819 8,531 23,620
Dec-19 6,219 8,749 8,186 23,154
Sep-19 6,101 8,578 7,821 22,499
Jun-19 6,049 8,302 7,707 22,058
Ch$ UF FX

As of June 30, 2021, Ch$7,101 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 0.05% in this quarter and represents approximately 31% of our total foreign currency loans. In the second quarter of 2021, the U.S. dollar variation was 1.6% or approximately Ch$12 per dollar.

Itaú Corpbanca 44

Management Discussion & Analysis | Balance Sheet

NPL Ratio (90 days overdue) by segment

By the end of the second quarter of 2021, our total consolidated NPL ratio for operations 90 days overdue reached 2.61%, an increase of 0.11 percentage points from the previous quarter and when compared to the same period of 2020, a 0.23 percentage points increase.

The NPL ratio for commercial loans increased from 3.06% to 3.30% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 3.03%, a 0.86 percentage points increase when compared to the second quarter of 2020.

For consumer loans, the NPL ratio decreased 0.01 percentage points and mortgage loans decreased 0.10 percentage points in the quarter, reaching 1.67% and 1.23% respectively.


2.28%
2.17%
2.03%
1.93%
1.77%
2.23%
2.15%
2.02%
1.96%
1.90%
3.17%
2.82%
2.80%
2.11%
2.16%
3.19%
2.84%
2.81%
2.34%
2.02%
2.55%
2.38%
2.17%
2.14%
1.97%
2.46%
2.16%
2.15%
1.61%
1.26%
2.57%
2.23%
2.19%
1.81%
1.46%
3.06%
2.76%
2.50%
1.68%
1.33%
3.30%
3.03%
2.61%
1.67%
1.23%
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Tangible Equity Breakdown

The chart below shows the calculation of the average tangible Shareholders Equity or "Managerial Equity", which we use to determine the RoTAE.


2Q21 Average Balance (Ch$ billion)
Goodwill: Ch$ 493
Ch$ 493
Ch$ -
Intangibles from PPA: Ch$ 78
Ch$ 78
Ch$ -
All other Assets: Ch$ 33,575
Ch$ 28,103
Ch $ 5,472
Assets: 34,146
Deferred taxes asociated with intangibles from PPA: Ch$ 21
Ch$ 21
Ch$ -
All other Liabilities: Ch$ 31,739
Ch$ 26,722
Ch$ 5,018
Liabilities: 31,760
Asociated w/ PPA Intang.: Ch$ -
Minority Interest ex GW and PPA Intangibles: Ch$ 69
Minority Interest: 69
GW and PPA Intangibles: Ch$ 550
Ch$ 550
Ch$ -
Managerial Tang. Equity: Ch$ 1,767
Ch$ 1,380
Ch$ 387
Shareholders' Equity: 2,317
Managerial Tang. Equity: Ch$ 1,767
Ch$ 1,380
Ch$ 387
Recurring Results: Ch$ 70.8
Ch$ 68.3
Ch$ 2.4
Recurring RoTE: 16.0%
19.8%
2.5%

Itaú Corpbanca
45

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding amounted to Ch$28.1 trillion by the end of the second quarter of 2021, a 3.4% decrease compared to the previous quarter and a 6.2% decrease compared with the same period of 2020. The change against the first quarter of 2021 was primarily due to: (i) time deposits decrease (-2.5%), partly offset by bond issuance (1.1%) and interbank borrowing increase (14.3%) since we continued to access the Central Bank liquidity lines priced at monetary policy rate. The change against the second quarter of 2020 was primarily due to the fact that deposits have decreased by 18.2% due to low interest rates and also that bonds have decreased by 6.2%; on the other hand, demand deposits continued to grow, increasing 15.4%, and interbank borrowings have expanded by 0.4%.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. In this context, long-term funding needs during 2021 were mostly obtained from bond issuances. These amounted to UF 2.0 million (Ch$59,420 million) in the 2Q 2021.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have remained below 10bp, benefiting our the cost of funds. In 2021, as of the date of this report, we have issued bonds for UF 7.0 million (equivalent to Ch$207,969 million or US$283 million).

In Ch$ million, end of period	2Q21	1Q21	change		2Q20	change	
Funding from Clients (A)	**17,303,723**	**16,999,978**	**303,745**	**1.8%**	**18,848,182**	**-1,544,459**	**-8.2%**
Deposits and other demand liabilities	6,550,657	6,121,358	429,299	7.0%	5,676,353	874,304	15.4%
Time deposits and saving accounts	10,269,825	10,534,033	-264,208	-2.5%	12,558,879	-2,289,054	-18.2%
Investments sold under repurchase agreements	483,241	344,587	138,654	40.2%	612,950	-129,709	-21.2%
Other Funding (B)	**10,818,376**	**10,184,513**	**633,863**	**6.2%**	**11,130,183**	**-311,807**	**-2.8%**
Letters of credit	26,656	28,683	-2,027	-7.1%	35,542	-8,886	-25.0%
Bonds	5,212,869	5,157,982	54,887	1.1%	5,555,942	-343,073	-6.2%
Subordinated bonds	1,096,000	1,079,609	16,391	1.5%	1,095,288	712	0.1%
Interbank borrowings	4,453,688	3,894,846	558,842	14.3%	4,434,197	19,491	0.4%
Other financial liabilities	29,163	23,393	5,770	24.7%	9,214	19,949	216.5%
Total Funding (A) + (B)	**28,122,099**	**27,184,491**	**937,608**	**3.4%**	**29,978,365**	**-1,856,266**	**-6.2%**

Loans and Funding

The ratio between (i) the loan portfolio and (ii) the funds raised from clients and other funding reached 81.3% in the second quarter of 2021:


81.0%
81.6%
79.9%
83.6%
81.3%
30.0
24.3
28.7
23.4
28.3
22.6
27.2
22.7
28.1
22.9
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

Itaú Corpbanca 46

Management Discussion & Analysis | Risk and Capital Management

Itaú

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	2Q21	1Q21
High Quality Liquid Assets	3,230,891	4,133,668
Net Potential Cash Outflows	2,131,205	2,303,185
LCR (%)	151.6%	179.5%

In Ch$ million	2Q21	1Q21
High Quality Liquid Assets	622,248	909,724
Net Potential Cash Outflows	553,616	779,708
LCR (%)	112.4%	116.7%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1949 per COP as of June 30, 2021.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	2Q21	1Q21
Available Stable Funding	17,473,058	16,535,204
Required Stable Funding	16,113,567	15,901,821
NSFR (%)	108.4%	104.0%

In Ch$ million	2Q21	1Q21
Available Stable Funding	3,380,618	3,354,941
Required Stable Funding	3,600,661	3,480,408
NSFR (%)	93.9%	96.4%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1949 per COP as of June 30, 2021.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú Corpbanca 47

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the second quarter of 2021, our regulatory capital ratio reached 13.03%, a decrease of 21 basis points when compared to the previous quarter.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* (CMF) which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments and exclusions will be applied progressively during a 5-year term, without discounts in 2021 and with progressive yearly increases until reaching 100% on December 1, 2025.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	2Q21	1Q21
Core capital [1]	**2,297,933**	**2,320,111**
(-) Goodwill	(492,512)	(492,512)
(+) Subordinated debt	997,885	981,343
(+) Additional provisions	103,801	105,679
(+) Minority interest	69,035	69,531
= Regulatory capital (Core capital + Tier II capital)	**2,976,143**	**2,984,152**
Risk-Weighted assets (RWA)	**22,840,956**	**22,542,346**
Ratios (%) — **BIS (Regulatory capital / Risk-weighted assets)** [2]	**13.03%**	**13.24%**
Ratios (%) — Core capital ratio [1] (ex-goodwill)	7.90%	8.11%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the 2Q21

The BIS ratio decreased 21 basis point, from 13.24% to 13.03%, mainly due to an increase in risk weighted assets and the other comprehensive income (OCI) of the period and its effect on core capital. This was partially offset by the results of the period and an increase in computable subordinated debt (FX effect) from Itaú Corpbanca.


13.24%
-10 bp
7 bp
-17 bp
-1 bp
13.03%
1Q21
Core Capital (1)
Subordinated Bonds
RWA
Other
2Q21

Itaú Corpbanca 48

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis | Our Shares

Our Shares

Itaú Corpbanca capital stock is composed of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.0 trillion | **US$1.4** billion

Sell-side ratings

3 Buy	6 Hold	1 Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended June 30, 2021 (US$ million)



2.10
0.31
2.41
Santiago
NY
Total

Corporate Structure Chart

As of June 30, 2021, our shareholders structure was as follows:



Itaú Unibanco
39.22%
Saieh Family[1]
27.16%
IFC
3.32%
Others
30.30%
Itaú Corpbanca
512,406,760,091 (# total shares)

1– Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody



Others
Free Float
Others
2.52%
Sec. Brokerage
15.64%
Local
Inst. Investors
5.52%
154 bn
(# shares)
6.62%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 06/30/2021	**2.03**	**4.23**
Maximum price in the quarter	2.88	6.22
Average Price in the quarter	2.45	5.17
Minimum price in the quarter	2.03	4.23
Closing Price at 03/31/2021	**2.76**	**5.86**
Closing Price at 06/30/2020	**2.22**	**3.85**
Change in 2Q'21	**-26.41%**	**-27.82%**
Change in LTM	**-8.47%**	**9.87%**
Average daily trading volume LTM (million)	**1,535.68**	**0.31**
Average daily trading volume in 2Q'21 (million)	**1,604.76**	**0.16**

Shareholder Base and Ratios	2Q21	1Q21	2Q20
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.14	0.19	0.04
Accounting Diluted Earnings per share in the quarter (Ch$)	0.13	0.18	-1.46
Recurring Diluted Earnings per ADR in the quarter (US$)	0.28	0.39	0.07
Accounting Diluted Earnings per ADR in the quarter (US$)	0.27	0.37	-2.67
Book value per share in the quarter (Ch$)	4.48	4.53	4.94
Price* / Earnings (P/E)	3.84	3.92	-0.38
Price*/ Tangible Book Value (P/B)	0.45	0.61	0.45

* Closing price on the last trading day of each period.

Dividends

The Itaú CorpGroup Shareholders' Agreement (ShA) provides for the distribution of **100% of the annual net income net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** (whose terms are part of the "Transaction Agreement" executed on January 29, 2014). In accordance with the ShA, at our ordinary shareholders' meeting held on March 18, 2020, our shareholders approved a dividend payout ratio of 100% of 2019 net income. As a result, in 2020, we paid an annual dividend of Ch$0.2479770771/share, equivalent to a dividend yield of 7.8%. In addition, since we reported a net loss of Ch$925,479 million for the year ended December 31, 2020, **no dividends could be distributed at our ordinary shareholder's meeting held on March 18, 2021** in accordance with the provisions set forth in Article 78 of Law No. 18,046. Dividends can be paid exclusively from the net income for the year, after absorbing accumulated losses, if any.

For purposes of capital requirements, annual dividends are provisioned at 30%. The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)[1]	% Distributed	Dividend per Share (Ch$)
2016	**2017**	2,059	30%	0.001205475
2017	**2018**	57,447	40%	0.044844689
2018	**2019**	172,047	30%	0.100728627
2019	**2020**	127,065	100%	0.2479770771
2020	**2021**	(925,479)	0%	0.0000000000

1- Net Income Attributable to Shareholders (Accounting)

Itaú Corpbanca 51

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Senior unsecured bonds	BBB
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú Corpbanca 52

Itaú Corpbanca Executive Summary Management Discussion & Analysis 53

Itaú Corpbanca Executive Summary Management Discussion & Analysis 54 (This page was intentionally left blank)

Itaú Corpbanca 55 CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate- rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma- nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl